Exhibit 99.2
Consolidated financial statements

56 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Consolidated income statements

For the period ended June 30 (in millions of Canadian dollars, except share amounts) (unaudited)			Three months		Six months
	Note		2025	2024	2025	2024
Operating revenues		3	6,085	6,005	12,015	12,016
Operating costs	3,	5	(3,411)	(3,308)	(6,783)	(6,754)
Severance, acquisition and other costs		6	(41)	(22)	(288)	(251)
Depreciation			(949)	(945)	(1,890)	(1,891)
Amortization			(338)	(325)	(669)	(641)
Finance costs
Interest expense			(442)	(426)	(865)	(842)
Net return on post-employment benefit plans		12	26	17	51	33
Impairment of assets		7	(8)	(60)	(17)	(73)
Other (expense) income		8	(38)	(101)	270	(139)
Income taxes			(240)	(231)	(497)	(397)
Net earnings			644	604	1,327	1,061
Net earnings attributable to:
Common shareholders			579	537	1,209	939
Preferred shareholders			40	46	81	93
Non-controlling interest			25	21	37	29
Net earnings			644	604	1,327	1,061
Net earnings per common share - basic and diluted		9	0.63	0.59	1.31	1.03
Weighted average number of common shares outstanding - basic (millions)		9	930.9	912.3	925.6	912.3

Consolidated statements of comprehensive income

For the period ended June 30 (in millions of Canadian dollars) (unaudited)		Three months		Six months
	Note	2025	2024	2025	2024
Net earnings		644	604	1,327	1,061
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($70) million and $30 million for the three months ended June 30, 2025 and 2024, respectively, and ($150) million and $2 million for the six months ended June 30, 2025 and 2024, respectively		193	(82)	410	(4)
Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($30) million and ($41) million for the three months ended June 30, 2025 and 2024, respectively, and ($56) million and ($156) million for the six months ended June 30, 2025 and 2024, respectively (1)	12	78	111	151	425
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($5) million and nil for the three months ended June 30, 2025 and 2024, respectively, and ($5) million and nil for the six months ended June 30, 2025 and 2024, respectively		32	12	34	3
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $10 million and ($2) million for the three months ended June 30, 2025 and 2024, respectively, and $9 million and ($8) million for the six months ended June 30, 2025 and 2024, respectively		(29)	6	(25)	22
Other comprehensive income		274	47	570	446
Total comprehensive income		918	651	1,897	1,507
Total comprehensive income attributable to:
Common shareholders		854	583	1,782	1,383
Preferred shareholders		40	46	81	93
Non-controlling interest		24	22	34	31
Total comprehensive income		918	651	1,897	1,507
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2025 was 4.8% compared to 4.7% at March 31, 2025 and December 31, 2024. The discount rate used to value our post-employment benefit obligations at June 30, 2024 was 5.0% compared to 4.9% at March 31, 2024 and 4.6% at December 31, 2023.

58 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash		507	1,572
Cash equivalents		3	—
Short-term investments		—	400
Trade and other receivables		4,011	4,489
Inventory		453	420
Contract assets		485	477
Contract costs		713	702
Prepaid expenses		399	259
Other current assets		409	524
Assets held for sale	10	87	80
Total current assets		7,067	8,923
Non-current assets
Contract assets		259	282
Contract costs		955	888
Property, plant and equipment		29,520	30,001
Intangible assets		16,737	16,786
Deferred tax assets		138	136
Investments in associates and joint ventures		335	341
Post-employment benefit assets	12	3,710	3,578
Other non-current assets		2,238	2,289
Goodwill		10,175	10,261
Total non-current assets		64,067	64,562
Total assets		71,134	73,485
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,288	4,507
Contract liabilities		677	774
Interest payable		419	392
Dividends payable		425	933
Current tax liabilities		229	42
Debt due within one year	11	5,037	7,669
Liabilities held for sale	10	500	529
Total current liabilities		11,575	14,846
Non-current liabilities
Contract liabilities		374	350
Long-term debt	11	32,522	32,835
Deferred tax liabilities		5,516	5,244
Post-employment benefit obligations	12	1,154	1,204
Other non-current liabilities		1,616	1,646
Total non-current liabilities		41,182	41,279
Total liabilities		52,757	56,125
Contingency	16
EQUITY
Equity attributable to BCE shareholders
Preferred shares	14	3,424	3,533
Common shares	14	21,493	20,860
Contributed surplus	14	1,295	1,278
Accumulated other comprehensive income (loss)		240	(159)
Deficit		(8,385)	(8,441)
Total equity attributable to BCE shareholders		18,067	17,071
Non-controlling interest		310	289
Total equity		18,377	17,360
Total liabilities and equity		71,134	73,485

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended June 30, 2025 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2024		3,533	20,860	1,278	(159)	(8,441)	17,071	289	17,360
Net earnings		—	—	—	—	1,290	1,290	37	1,327
Other comprehensive income		—	—	—	422	151	573	(3)	570
Total comprehensive income		—	—	—	422	1,441	1,863	34	1,897
Common shares issued under dividend reinvestment plan	14	—	633	—	—	—	633	—	633
Other share-based compensation		—	—	(16)	—	29	13	—	13
Repurchase of preferred shares	14	(109)	—	33	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares		—	—	—	—	(1,414)	(1,414)	—	(1,414)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(13)	(13)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(23)	—	(23)	—	(23)
Balance at June 30, 2025		3,424	21,493	1,295	240	(8,385)	18,067	310	18,377

	Attributable to BCE shareholders
For the period ended June 30, 2024 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023	3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net earnings	—	—	—	—	1,032	1,032	29	1,061
Other comprehensive income	—	—	—	19	425	444	2	446
Total comprehensive income	—	—	—	19	1,457	1,476	31	1,507
Other share-based compensation	—	1	(27)	—	(5)	(31)	—	(31)
Repurchase of preferred shares	(108)	—	32	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares	—	—	—	—	(1,913)	(1,913)	—	(1,913)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(42)	(42)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	8	—	8	—	8
Balance at June 30, 2024	3,559	20,860	1,263	(15)	(5,974)	19,693	317	20,010
60 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

For the period ended June 30 (in millions of Canadian dollars) (unaudited)		Three months		Six months
	Note	2025	2024	2025	2024
Cash flows from operating activities
Net earnings		644	604	1,327	1,061
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	41	22	288	251
Depreciation and amortization		1,287	1,270	2,559	2,532
Post-employment benefit plans cost	12	19	31	48	75
Net interest expense		427	401	824	785
Impairment of assets	7	8	60	17	73
Losses on investments		8	2	10	8
Net equity losses from investments in associates and joint ventures	8	—	93	—	93
Income taxes		240	231	497	397
Contributions to post-employment benefit plans		(12)	(10)	(30)	(28)
Payments under other post-employment benefit plans		(15)	(15)	(29)	(31)
Severance and other costs paid		(198)	(98)	(279)	(144)
Interest paid		(308)	(387)	(869)	(835)
Income taxes paid (net of refunds)		(50)	(131)	(124)	(466)
Acquisition and other costs paid		(6)	(11)	(14)	(26)
Net change in operating assets and liabilities		(138)	75	(707)	(476)
Cash flows from operating activities		1,947	2,137	3,518	3,269
Cash flows used in investing activities
Capital expenditures		(763)	(978)	(1,492)	(1,980)
(Increase) decrease in short-term investments		—	(50)	400	250
Business acquisitions		(24)	(435)	(23)	(517)
Business dispositions		36	—	38	—
Spectrum licences		—	(414)	—	(518)
Other investing activities		1	(11)	(12)	(21)
Cash flows used in investing activities		(750)	(1,888)	(1,089)	(2,786)
Cash flows (used in) from financing activities
Increase (decrease) in notes payable		405	404	(726)	1,383
Issue of long-term debt	11	318	1,617	4,755	3,808
Repayment of long-term debt	11	(1,725)	(525)	(5,981)	(2,638)
Purchase of shares for settlement of share-based payments		(32)	(40)	(96)	(144)
Repurchase of preferred shares	14	(39)	(38)	(76)	(76)
Cash dividends paid on common shares		(608)	(910)	(1,210)	(1,793)
Cash dividends paid on preferred shares		(38)	(45)	(77)	(91)
Cash dividends paid by subsidiaries to non-controlling interest		—	(28)	(13)	(42)
Other financing activities		(20)	4	(67)	(14)
Cash flows (used in) from financing activities		(1,739)	439	(3,491)	393
Net (decrease) increase in cash		(542)	609	(1,065)	851
Cash at beginning of period		1,049	789	1,572	547
Cash at end of period		507	1,398	507	1,398
Net increase in cash equivalents		—	79	3	25
Cash equivalents at beginning of period		3	171	—	225
Cash equivalents at end of period		3	250	3	250

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2024 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2025.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet, streaming services, and television (TV) services to residential, business and wholesale customers in Canada through our Bell Communication and Technology Services (Bell CTS) segment. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home (OOH) advertising, and digital media services to customers nationally across Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on August 6, 2025. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2024.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.
Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance (ESG) and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.
62 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Note 3     Segmented information
Our results are reported in two segments: Bell CTS and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended June 30, 2025 and 2024.

For the three month period ended June 30, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,509	758	—	5,267
Inter-segment service revenues		7	85	(92)	—
Operating service revenues		4,516	843	(92)	5,267
External/Operating product revenues		818	—	—	818
Total external revenues		5,327	758	—	6,085
Total inter-segment revenues		7	85	(92)	—
Total operating revenues		5,334	843	(92)	6,085
Operating costs	5	(2,895)	(608)	92	(3,411)
Adjusted EBITDA (1)		2,439	235	—	2,674
Severance, acquisition and other costs	6				(41)
Depreciation and amortization					(1,287)
Finance costs
Interest expense					(442)
Net return on post-employment benefit plans	12				26
Impairment of assets	7				(8)
Other expense	8				(38)
Income taxes					(240)
Net earnings					644
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the three month period ended June 30, 2024	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,578	730	—	5,308
Inter-segment service revenues		8	82	(90)	—
Operating service revenues		4,586	812	(90)	5,308
External/Operating product revenues		697	—	—	697
Total external revenues		5,275	730	—	6,005
Total inter-segment revenues		8	82	(90)	—
Total operating revenues		5,283	812	(90)	6,005
Operating costs	5	(2,804)	(594)	90	(3,308)
Adjusted EBITDA (1)		2,479	218	—	2,697
Severance, acquisition and other costs	6				(22)
Depreciation and amortization					(1,270)
Finance costs
Interest expense					(426)
Net return on post-employment benefit plans	12				17
Impairment of assets	7				(60)
Other expense	8				(101)
Income taxes					(231)
Net earnings					604
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

The following tables present financial information by segment for the six month periods ended June 30, 2025 and 2024.

For the six month period ended June 30, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		8,990	1,449	—	10,439
Inter-segment service revenues		14	169	(183)	—
Operating service revenues		9,004	1,618	(183)	10,439
External/Operating product revenues		1,576	—	—	1,576
Total external revenues		10,566	1,449	—	12,015
Total inter-segment revenues		14	169	(183)	—
Total operating revenues		10,580	1,618	(183)	12,015
Operating costs	5	(5,742)	(1,224)	183	(6,783)
Adjusted EBITDA (1)		4,838	394	—	5,232
Severance, acquisition and other costs	6				(288)
Depreciation and amortization					(2,559)
Finance costs
Interest expense					(865)
Net return on post-employment benefit plans	12				51
Impairment of assets	7				(17)
Other income	8				270
Income taxes					(497)
Net earnings					1,327
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the six month period ended June 30, 2024	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		9,128	1,372	—	10,500
Inter-segment service revenues		14	165	(179)	—
Operating service revenues		9,142	1,537	(179)	10,500
External/Operating product revenues		1,516	—	—	1,516
Total external revenues		10,644	1,372	—	12,016
Total inter-segment revenues		14	165	(179)	—
Total operating revenues		10,658	1,537	(179)	12,016
Operating costs	5	(5,731)	(1,202)	179	(6,754)
Adjusted EBITDA (1)		4,927	335	—	5,262
Severance, acquisition and other costs	6				(251)
Depreciation and amortization					(2,532)
Finance costs
Interest expense					(842)
Net return on post-employment benefit plans	12				33
Impairment of assets	7				(73)
Other expense	8				(139)
Income taxes					(397)
Net earnings					1,061
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

64 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Revenues by services and products
The following table presents our revenues disaggregated by type of services and products.

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
Services (1)
Wireless voice and data	1,768	1,788	3,517	3,562
Wireline data	2,025	2,034	4,039	4,046
Wireline voice	624	677	1,253	1,360
Media (2)	773	730	1,474	1,372
Other wireline services	77	79	156	160
Total services	5,267	5,308	10,439	10,500
Products (3)
Wireless	594	568	1,218	1,252
Wireline (4)	224	129	358	264
Total products	818	697	1,576	1,516
Total operating revenues	6,085	6,005	12,015	12,016
(1)Our service revenues are generally recognized over time.
(2)Includes Crave direct-to-consumer revenues.
(3)Our product revenues are generally recognized at a point in time.
(4)Included in the three month and six month period ended June 30, 2025 is revenue from a finance lease related to our first artificial intelligence (AI) facility.

Note 4     Business acquisitions
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, in April 2025, Bell Media disposed of 669 advertising displays in Québec and Ontario for proceeds of $14 million.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	40
Other non-cash working capital	7
Assets held for sale	16
Property, plant and equipment	290
Finite-life intangible assets	17
Other non-current assets	30
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(10)
Long-term debt	(100)
Deferred tax liabilities	(41)
Other non-current liabilities	(7)
209
Cash and cash equivalents	11
Fair value of net assets acquired	220
Goodwill (1)	209
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of cash-generating units (CGUs).
Operating revenues of $8 million from OUTEDGE are included in the income statements for the six months ended June 30, 2024. BCE’s operating revenues for the six months ended June 30, 2024 would have been $12,063 million had the acquisition of OUTEDGE occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the six months ended June 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.

66 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS segment.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	78
Contingent consideration (1)	11
Total cost to be allocated	89
Trade and other receivables	6
Other non-cash working capital	2
Finite-life intangible assets	21
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(6)
14
Cash and cash equivalents	5
Fair value of net assets acquired	19
Goodwill (2)	70
(1)Contingent consideration is estimated to be $11 million at June 30, 2025.
(2)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.
BCE’s operating revenues for the six months ended June 30, 2024 would have been $12,027 million had the acquisition of Stratejm occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The impact on our net earnings for the six months ended June 30, 2024 would not have been significant had the acquisition occurred on January 1, 2024.
Acquisition of Ziply Fiber
On June 25, 2025, Bell Canada entered into an agreement to loan Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) up to $150 million in U.S. dollars ($206 million in Canadian dollars). Subsequent to quarter end, on July 30, 2025, a first loan draw of $75 million in U.S. dollars ($104 million in Canadian dollars) was made by Ziply Fiber.
Subsequent to quarter end, on August 1, 2025, Bell Canada completed the previously announced acquisition of Ziply Fiber, the leading fibre internet provider in the Pacific Northwest of the United States (U.S.), for cash consideration of $3.65 billion in U.S. dollars ($5.04 billion in Canadian dollars) and the assumption of outstanding net debt of $1.92 billion in U.S. dollars ($2.65 billion in Canadian dollars). This transaction is expected to enhance Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities. The results of Ziply Fiber will be included in Bell CTS.
The fair values of Ziply Fiber’s assets and liabilities have not yet been determined.

Note 5     Operating costs

		Three months		Six months
For the period ended June 30	Note	2025	2024	2025	2024
Labour costs
Wages, salaries and related taxes and benefits		(989)	(1,040)	(1,971)	(2,122)
Post-employment benefit plans service cost (net of capitalized amounts)	12	(45)	(48)	(99)	(108)
Other labour costs (1)		(224)	(248)	(447)	(494)
Less:
Capitalized labour		266	296	525	587
Total labour costs		(992)	(1,040)	(1,992)	(2,137)
Cost of revenues (2)		(1,912)	(1,808)	(3,802)	(3,683)
Other operating costs (3)		(507)	(460)	(989)	(934)
Total operating costs		(3,411)	(3,308)	(6,783)	(6,754)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6     Severance, acquisition and other costs

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
Severance	(14)	4	(245)	(230)
Acquisition and other	(27)	(26)	(43)	(21)
Total severance, acquisition and other costs	(41)	(22)	(288)	(251)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7     Impairment of assets
2024
Impairment charges for the three and six months ended June 30, 2024 of $60 million and $73 million, respectively, related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

68 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

Note 8     Other (expense) income

		Three months		Six months
For the period ended June 30	Note	2025	2024	2025	2024
Early debt redemption gains	11	91	—	357	—
Interest income		15	25	41	57
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans		(43)	(23)	(42)	(113)
Equity (losses) income from investments in associates and joint ventures
Loss on investment		—	(93)	—	(93)
Operations		(1)	6	(1)	21
Losses on retirements and disposals of property, plant and equipment and intangible assets		(7)	(19)	(10)	(26)
Losses on investments		(8)	(2)	(10)	(8)
Other (1)		(85)	5	(65)	23
Total other (expense) income		(38)	(101)	270	(139)
(1)Includes foreign exchange (losses) gains on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies.
Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $93 million for the three and six months ended June 30, 2024, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in Maple Leaf Sports and Entertainment Ltd. (MLSE). See Note 10, Assets and liabilities held for sale, for additional details.

Note 9     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
Net earnings attributable to common shareholders - basic	579	537	1,209	939
Dividends declared per common share (in dollars)	0.4375	0.9975	1.4350	1.9950
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	930.9	912.3	925.6	912.3
Assumed exercise of stock options (1)	—	—	—	—
Weighted average number of common shares outstanding - diluted (in millions)	930.9	912.3	925.6	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,503,174 for the second quarter of 2025 and for the first half of 2025, compared to 6,554,350 for the second quarter of 2024 and for the first half of 2024.

Note 10 Assets and liabilities held for sale
Bell Media radio stations
As of June 30, 2025, Bell Media completed the sale of substantially all of the 45 radio stations and related assets. Proceeds for the stations and other radio related assets are expected to be $53 million, resulting in an expected gain of $4 million to be recorded in Other (expense) income in the income statements. As of June 30, 2025, Bell Media had received proceeds of $41 million and recorded a loss of $8 million in Other (expense) income in the income statements. Completion of the sale is expected in the second half of 2025.
Our results included revenues for these radio stations of $3 million and $10 million for the three months ended June 30, 2025 and 2024, respectively, and $9 million and $17 million for the six months ended June 30, 2025 and 2024, respectively. The results of these radio stations are recorded in our Bell Media segment. The transaction did not have a significant impact on our net earnings for the three and six months ended June 30, 2025 and June 30, 2024.
OUTEDGE advertising displays
On June 7, 2024, Bell Media completed the acquisition of OUTEDGE. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media was required to dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays. In April 2025, Bell Media completed the sale of these advertising displays for net proceeds of $14 million, resulting in a gain of $4 million recorded in Other (expense) income in the income statements.
Home security and monitored alarm assets
In Q2 2025, BCE entered into an agreement to sell substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc.. Completion of the sale is expected in the second half of 2025, subject to customary closing conditions. Proceeds are expected to be $90 million with additional proceeds of up to $80 million to be received contingent on the achievement of certain performance obligations.
The assets and liabilities of this business were presented as held for sale in our consolidated statements of financial position (statements of financial position) at June 30, 2025. They were measured at the lower of their carrying amount and the estimated fair value less costs to sell. Intangible assets included in assets held for sale are no longer amortized effective June 2025.
Our results included revenues for Bell Smart Home business of $17 million for the three months ended June 30, 2025 and 2024, and $33 million and $35 million for the six months ended June 30, 2025 and 2024, respectively. The results of Bell Smart Home business are recorded in our Bell CTS segment and do not have a significant impact on net earnings for the three and six months ended June 30, 2025 and June 30, 2024.
Minority stake in MLSE
Subsequent to quarter end, on July 1, 2025, BCE completed the previously announced disposition of its minority stake in MLSE and received the gross proceeds of $4.7 billion. In Q3 2025, we will record these gross proceeds and an income tax liability of approximately $500 million. A gain on sale of $5.2 billion will also be recorded in Other (expense) income in the income statements.
Included in liabilities held for sale in our statements of financial position at June 30, 2025 and December 31, 2024 is a net liability of $493 million which reflects BCE's share of an obligation to repurchase at fair value the minority interest in MLSE. As of September 18, 2024, BCE no longer recorded equity income or losses from the investment or any changes to the fair value of the obligation to repurchase the minority interest in MLSE.
Our results for the three and six months ended June 30, 2024 included equity income of MLSE of $7 million and $25 million, recorded in Other (expense) income in the income statements.

70 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at June 30, 2025 and December 31, 2024.

	Note	June 30, 2025	December 31, 2024
Assets held for sale:
Bell Media radio stations
Property, plant and equipment		—	12
Intangible assets		—	26
Goodwill		—	17
OUTEDGE advertising displays
Property, plant and equipment	4	—	22
Intangible assets	4	—	3
Home security and monitored alarm assets
Inventory		10	—
Contract assets		31	—
Contract costs		6	—
Intangible assets		21	—
Goodwill		19	—
Total assets held for sale		87	80
Liabilities held for sale:
Minority stake in MLSE		493	493
Bell Media radio stations
Long-term debt		—	7
Deferred tax liabilities		—	6
Other non-current liabilities		—	2
OUTEDGE advertising displays
Debt due within one year		—	3
Long-term debt		—	18
Home security and monitored alarm assets
Contract liabilities		2	—
Deferred tax liabilities		5	—
Total liabilities held for sale		500	529
Net assets held for sale		(413)	(449)

Note 11     Debt
On June 30, 2025, Bell Mobility Inc. (Bell Mobility) early redeemed the $600 million in U.S. dollars ($819 million in Canadian dollars) loan incurred under the Bell Mobility trade loan agreement. The loan agreement had been hedged for foreign currency fluctuations. See Note 13, Financial assets and liabilities, for additional details.
On June 12, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $105 million of its 4.35% Series M-39 Medium-term notes (MTN) debentures, that had an outstanding principal amount of $500 million, which mature on December 18, 2045
•a principal amount of $100 million of its 4.45% Series M-45 MTN debentures, that had an outstanding principal amount of $500 million, which mature on February 27, 2047
•a principal amount of $35 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $119 million, which mature on September 30, 2050
•a principal amount of $460 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $550 million, which mature on March 17, 2051 for an aggregate cash purchase price of $602 million.
As a result of these cash tender offers, in Q2 2025, we recognized early debt redemption gains of $91 million, which were recorded in Other (expense) income in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities.
On March 27, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on July 29, 2049
•a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars), which mature on March 17, 2051
•a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on February 15, 2032
•a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars), which mature on February 15, 2052
•a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars), which mature on August 15, 2052 for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars).
In addition, on the same date, Bell Canada repurchased, pursuant to a tender offer, a principal amount of $1,131 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million, which mature on September 30, 2050, for a cash purchase price of $896 million.
As a result of these cash tender offers, in Q1 2025, we recognized early debt redemption gains of $266 million, which were recorded in Other (expense) income in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities and losses on terminated cross currency interest rate swaps.
On March 27, 2025, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series C (Series C Notes) with a principal amount of $1,250 million, which initially bear interest at an annual rate of 5.625% and reset every five years starting on March 27, 2030 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%, which mature on March 27, 2055. Bell Canada may redeem the Series C Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset date.
On February 18, 2025, Bell Canada issued, under its U.S. subordinated trust indenture dated as of February 18, 2025 as supplemented and amended from time to time (2025 U.S. Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series A (Series A Notes), with a principal amount of $1,000 million in U.S. dollars ($1,416 million in Canadian dollars), which initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%, which mature on September 15, 2055. Additionally, on the same date, Bell Canada issued, under its 2025 U.S. Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series B (Series B Notes), with a principal amount of $1,250 million in U.S. dollars ($1,771 million in Canadian dollars), which initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the
72 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%, which mature on September 15, 2055. Bell Canada may redeem either of the Series A Notes or Series B Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series A Notes and Series B Notes have been hedged for foreign currency and interest rate fluctuations with foreign exchange swaps having maturity dates in 2025, interest rate swaps having maturity dates in 2030 and 2035 and cross currency interest rate swaps having maturity dates in 2030 and 2035. See Note 13, Financial assets and liabilities, for additional details.
The Series A Notes, Series B Notes and Series C Notes are fully and unconditionally guaranteed by BCE.
Credit facilities
On April 14, 2025, Bell Canada entered into a $700 million in U.S. dollars ($972 million in Canadian dollars) unsecured committed term loan agreement to finance certain purchase obligations. A first loan advance in the amount of $228 million in U.S. dollars ($315 million in Canadian dollars) was made on April 29, 2025. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advance made on April 29, 2025 has been hedged for foreign currency fluctuations.
On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,048 million in Canadian dollars) that was available to be drawn to finance the acquisition of Ziply Fiber. In Q1 2025 and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,387 million in Canadian dollars) in the aggregate amount of the Commitment Letter. On April 15, 2025, Bell Canada made further reductions of $225 million in U.S. dollars ($314 million in Canadian dollars) in the aggregate amount of the Commitment Letter. Subsequent to quarter end, on July 2, 2025, Bell Canada terminated the Ziply Term Facility and canceled the remaining $2,510 million in U.S. dollars ($3,419 million in Canadian dollars) in the aggregate amount of the Commitment Letter as a result of the completion of the previously announced disposition of its minority stake in MLSE.
Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows was $278 million and $270 million for the three months ended June 30, 2025 and 2024, respectively, and $582 million and $567 million for the six months ended June 30, 2025 and 2024, respectively.

Note 12     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
DB pension	(31)	(33)	(61)	(66)
DC pension	(30)	(31)	(70)	(74)
OPEBs	(1)	(1)	(1)	(1)
Less:
Capitalized benefit plans cost	17	17	33	33
Total post-employment benefit plans service cost	(45)	(48)	(99)	(108)
Components of post-employment benefit plans financing income

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
DB pension	33	25	66	49
OPEBs	(7)	(8)	(15)	(16)
Total net return on post-employment benefit plans	26	17	51	33

Note 13     Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the statements of financial position.

			June 30, 2025		December 31, 2024
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value (1)
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	30,259	30,098	31,247	30,022
(1)We have reclassified amounts from the previous period to make them consistent with the presentation of the current period.
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
June 30, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	922	69	—	853
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(968)	—	(962)	(6)
Other	Other non-current assets	236	—	236	—
December 31, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(368)	—	(368)	—
Other	Other non-current assets	225	—	225	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2025, we entered into an amortizing cross currency interest rate swap with a notional amount of $228 million in U.S. dollars ($315 million in Canadian dollars), to hedge the interest rate exposure on other debt maturing in 2029. The fair value of the amortizing cross currency interest rate swap at June 30, 2025 was a net liability of $6 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 11, Debt for additional details.
In 2025, we terminated cross currency interest rate swaps expiring in 2025 and 2026 with a notional amount of $600 million in U.S. dollars ($814 million in Canadian dollars) used to hedge the U.S. currency exposure of loans maturing in 2025 and 2026 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at the date of termination was $4 million. See Note 11, Debt for additional details.

74 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

In 2025, following the repurchase of a portion of certain debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $174 million in U.S. dollars ($235 million in Canadian dollars) relating to our Series US-2 Notes, $79 million in U.S. dollars ($100 million in Canadian dollars) relating to our Series US-4 Notes, $183 million in U.S. dollars ($230 million in Canadian dollars) relating to our Series US-5 Notes, $191 million in U.S. dollars ($241 million in Canadian dollars) relating to our Series US-6 Notes and $217 million in U.S. dollars ($276 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $110 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes and Series B Notes described below. See Note 11, Debt for additional details.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,000 million in U.S. dollars ($1,398 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. In 2025, we terminated a portion of these foreign exchange swaps with a notional amount $628 million in U.S. dollars ($878 million in Canadian dollars). The fair value of the foreign exchange swaps at the dates of termination was a net liability of $3 million, of which a liability of $8 million is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes described below. The fair value of the remaining foreign exchange swaps with a notional amount of $372 million in U.S. dollars ($520 million in Canadian dollars) at June 30, 2025 was a net liability of $16 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,250 million in U.S. dollars ($1,769 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The foreign exchange swaps matured in 2025. The fair value of the foreign exchange swaps at maturity was $13 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $828 million in U.S. dollars ($1,167 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series B Notes. In 2025, we terminated a portion of these foreign exchange swaps with a notional amount of $456 million in U.S. dollars ($643 million in Canadian dollars). The fair value of the foreign exchange swaps at the date of termination was a liability of $24 million, of which $14 million is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series B Notes described below. The fair value of the remaining foreign exchange swaps with a notional amount of $372 million in U.S. dollars ($524 million in Canadian dollars) at June 30, 2025 was a net liability of $20 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $628 million in U.S. dollars ($942 million in Canadian dollars), maturing in 2030, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. The fair value of the cross currency interest rate swaps at June 30, 2025 was a net liability of $79 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps noted above and an initial liability of $8 million related to the terminated foreign exchange swaps also noted above.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $878 million in U.S. dollars ($1,288 million in Canadian dollars), maturing in 2035 to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at June 30, 2025 was a net liability of $78 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps noted above and an initial liability of $14 million related to the terminated foreign exchange swaps also noted above.

The following table provides details on our outstanding foreign currency forward contracts and options at June 30, 2025.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,166	CAD	1,604	2025	Loans
Cash flow	USD	1,035	CAD	1,416	2025	Commercial paper
Cash flow (2)	USD	905	CAD	1,241	2025	Business acquisition
Cash flow	USD	378	CAD	491	2025	Anticipated purchases
Cash flow	PHP	1,623	CAD	38	2025	Anticipated purchases
Cash flow	USD	641	CAD	852	2026	Anticipated purchases
Cash flow	USD	120	CAD	158	2027	Anticipated purchases
Economic	USD	1,626	CAD	2,233	2025	Business acquisition
Economic - options (3)	USD	200	CAD	277	2025	Business acquisition
Economic - call options	USD	261	CAD	353	2025	Business acquisition
Economic - put options	USD	261	CAD	353	2025	Business acquisition
Economic - swaps	CAD	280	USD	200	2025	Anticipated purchases
Economic - put options	USD	190	CAD	251	2025	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
Economic - swaps	USD	200	CAD	275	2027	Anticipated purchases
Economic - call options	USD	150	CAD	197	2027	Anticipated purchases
Economic - put options	USD	120	CAD	158	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Deal contingent foreign exchange forwards.
(3)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $133 million (loss of $269 million) recognized in net earnings at June 30, 2025 and a gain of $238 million (loss of $227 million) recognized in Other comprehensive income at June 30, 2025, with all other variables held constant.
Interest rate exposures
In 2025, we sold interest rate swaptions with a total notional amount of $345 million expiring in 2025 having maturity dates in 2030 and 2035 to hedge economically the fair value of our Series A Notes and Series B Notes maturing in 2055 for $2 million. The fair value of the swaptions at June 30, 2025 was a liability of $2 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into bond forwards with a notional amount of $300 million, maturing in 2025, to hedge economically the cost to repurchase a portion of our Series M-55 MTN debentures maturing in 2051. The fair value of the bond forwards at the date of maturity was a loss of $3 million.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2030, to hedge the fair value of our Series A Notes maturing in 2055. The fair value of the interest rate swaps at June 30, 2025 was a net asset of $7 million recognized in Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2035, to hedge the fair value of our Series B Notes maturing in 2055. The fair value of the interest rate swaps at June 30, 2025 was a net asset of $7 million recognized in Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we terminated interest rate floors expiring in 2029 with a notional amount of $350 million used to hedge economically the interest cost of our Series M-62 MTN debentures maturing in 2029. In 2025, we also terminated interest rate swaps expiring in 2029 with a notional amount of $105 million used to hedge the fair value of our Series M-62 MTN debentures. The fair value of the interest rate floors and interest rate swaps at the date of termination was nil.
In 2025, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $423 million, maturing in 2055, to hedge the interest rate exposure on future debt issuances. The fair value of the forward starting interest rate swaps at June 30, 2025 was an asset of $13 million recognized in Other current assets in the statements of financial position.
76 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT

In 2025, we entered into and subsequently terminated forward starting cross currency basis rate swaps with a notional amount of $350 million in U.S. dollars ($500 million in Canadian dollars) to hedge economically the basis rate on the termination of the cross currency interest rate swaps noted above. The fair value of the forward starting cross currency basis rate swaps at the date of termination was a liability of $3 million.
A 1% increase (decrease) in interest rates would result in a loss of $7 million (loss of $10 million) recognized in net earnings and a gain of $51 million (loss of $67 million) recognized in Other comprehensive income for the six months ended June 30, 2025, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2025 and December 31, 2024 was a net liability of $465 million and $429 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $43 million and $42 million for the three and six months ended June 30, 2025, respectively, and a loss of $23 million and $113 million for the three and six months ended June 30, 2024, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $16 million recognized in net earnings at June 30, 2025, with all other variables held constant.

Note 14     Share capital
Normal course issuer Bid for BCE First Preferred Shares
For the three and six months ended June 30, 2025, BCE repurchased and canceled 2,275,526 and 4,362,531 First Preferred Shares with a stated capital of $57 million and $109 million for a total cost of $39 million and $76 million, respectively. The remaining $18 million and $33 million were recorded to contributed surplus for the three and six months ended June 30, 2025, respectively.
Subsequent to quarter end, BCE repurchased and canceled 1,128,138 First Preferred Shares with a stated capital of $28 million for a total cost of $21 million. The remaining $7 million was recorded to contributed surplus.
Conversion of First Preferred Shares
On February 1, 2025, 8,050 of BCE’s fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2025, 2,479,334 of BCE’s Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares.
Discounted Treasury Dividend Reinvestment Plan
On May 7, 2025, the Board determined that common shares distributed under BCE's Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) will no longer be issued from treasury at a 2% discount to the average market price and will rather be purchased by BCE's agent, TSX Trust Company, on the secondary market with cash provided by BCE. The modifications became effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.
On April 15, 2025, 10,701,213 common shares were issued from treasury under the DRP to shareholders of record on March 14, 2025 holding 312,818,741 common shares, for $319 million.
On January 15, 2025, 9,540,786 common shares were issued from treasury under the DRP to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.

Note 15     Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Six months
For the period ended June 30	2025	2024	2025	2024
Restricted share units (RSUs) and performance share units (PSUs)	(9)	(10)	(38)	(35)
Employee savings plan and deferred share units	(7)	(8)	(15)	(17)
Total share-based payments	(16)	(18)	(53)	(52)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2025.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2025	3,578,900
Granted	1,830,768
Dividends credited	253,887
Settled	(1,151,853)
Forfeited	(78,194)
Outstanding, June 30, 2025	4,433,508
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2025	6,545,819	61
Forfeited or expired	(1,042,645)	57
Outstanding and exercisable, June 30, 2025	5,503,174	62

Note 16     Contingency
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada. On March 27, 2025, the Supreme Court of Canada dismissed TekSavvy’s application for leave to appeal. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.
78 BCE Inc. 2025 SECOND QUARTER SHAREHOLDER REPORT